Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-173548

May 4, 2011

Renren Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent preliminary prospectus dated May 4, 2011, which is included in Amendment No. 6 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 4, 2011, or Amendment No. 6, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1509223/000119312511124874/df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 29, 2011, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. References to “we,” “us,” “our company,” “our” and “Renren” are used in the same manner as in the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 6.

I.	The following replaces the entire “Recent Developments” section on pages 71 to 74.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated statement of operations data for the three months ended March 31, 2011, compared to our selected unaudited consolidated statement of operations data for the three months ended December 31, 2010 and March 31, 2010 together with selected unaudited consolidated balance sheet data as of March 31, 2011. Our financial results for the three months ended March 31, 2011 may not be indicative of our financial results for the full year ending December 31, 2011 or for future interim periods. See “Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our results of operations and financial condition.

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	(in thousands of US$)
Selected Consolidated Statement of Operations Data:
Net revenues
Online advertising	$4,055	$9,003	$8,130
IVAS	9,965	11,894	12,422

Total net revenues	14,020	20,897	20,552

Cost of revenues	(3,558)	(4,222)	(4,069)

Gross profit	10,462	16,675	16,483

Operating expenses:
Selling and marketing	(4,852)	(4,777)	(9,776)
Research and development	(4,690)	(7,094)	(8,425)
General and administrative	(1,677)	(1,739)	(2,957)
Impairment of intangible assets	—	(739)	—

Total operating expenses	(11,219)	(14,349)	(21,158)

(Loss) gain from operations	(757)	2,326	(4,675)

Change in fair value of warrants	(10,512)	(37,222)	—

Loss from continuing operations	(10,662)	(34,235)	(2,600)
Net loss	$(12,075)	$(33,860)	$(2,600)

Non-GAAP financial measure(1)
Adjusted net income (loss)(1)	$645	$5,198	$(1,100)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more informations on the limitations of using adjusted net income (loss) as an analytical tool. Adjusted net income (loss) for the three months ended March 31, 2010, December 31, 2010 and March 31, 2011 is calculated as follows:

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	(in thousands of US$)
Loss from continuing operations	$(10,662)	$(34,235)	$(2,600)
Add back: Share-based compensation expenses	641	796	1,325
Add back: Change in fair value of warrants	10,512	37,722	—
Add back: Amortization of intangible assets	154	176	175
Add back: Impairment of intangible assets	—	739	—

Adjusted net income (loss)	$645	$5,198	$(1,100)

Net revenues. Our net revenues for the three months ended March 31, 2011 were US$20.6 million, a 46.6% increase from US$14.0 million for the three months ended March 31, 2010 and a 1.7% decrease from US$20.9 million for the three months ended December 31, 2010. The change in net revenues as compared to the three months ended March 31, 2010 was due to the change in both our online advertising revenues and IVAS revenues.

•

Online advertising. Our online advertising revenues increased by 100.5% from US$4.1 million for the three months ended March 31, 2010 to US$8.1 million for the three months ended March 31, 2011. This increase was attributable to the growth of our SNS platform and user base and therefore the increased use of our platform by advertisers to reach our users. The number of our activated users increased from approximately 91 million as of March 31, 2010 to approximately 117 million as of March 31, 2011, and our monthly unique log-in users increased from approximately 23 million in March 2010 to approximately 31 million in March 2011. We were able to effectively increase the average spending per advertiser by selling more advertising time and space to advertisers during the period and increase the effective average price for our advertising time and space. As most of our advertisers conduct advertising campaigns on our websites across different months or quarters in a given year, a quantitative analysis of the number of our advertisers on the quarterly basis is not meaningful.

Our online advertising revenues for the three months ended March 31, 2011 decreased by 9.7% from US$9.0 million for the three months ended December 31, 2010. Such decrease was due to the seasonal fluctuations of our online advertising business. We generally generate less revenues from online advertising during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks.

•

IVAS. Our IVAS revenues increased by 24.7% from US$10.0 million for the three months ended March 31, 2010 to US$12.4 million for the three months ended March 31, 2011. Compared to the three months ended December 31, 2010, our IVAS revenues increased by 4.4% from US$11.9 million for the three months ended December 31, 2010. The increase in IVAS revenues was due to increases in both online games revenues and other IVAS revenues.

Online games revenues was US$9.1 million for the three months ended March 31, 2011, an increase of 11.3% from US$8.2 million for the three months ended March 31, 2010 and an increase of 6.2% from US$8.6 million for the three months ended December 31, 2010. The increases were due to the increases in the revenues generated from both self-developed games and third-party developed games. The number of third-party developed games we offered increased from 13 as of March 31, 2010 to 28 as of December 31, 2010 and to 30 as of March 31, 2011. For our self-developed games, we had approximately 217,000 active paying accounts for the three months ended March 31, 2011, compared to approximately 230,000 active paying accounts for the three months ended March 31, 2010 and 204,000 active paying accounts for the three months ended December 31, 2010.

Other IVAS revenues was US$3.3 million for the three months ended March 31, 2011, an increase of 87.6% from US$1.8 million for the three months ended March 31, 2010 and a decrease of 0.3% from US$3.3 million for the three months ended December 31, 2010. The increase as compared with the three months ended March 31, 2010 was due to increases in revenues from paid applications, VIP memberships, social commerce services and other value-added services we provided to our customers. Revenues from paid applications and VIP memberships increased from US$1.4 million for the three months ended March 31, 2010 to US$1.9 million for the three months ended December 31, 2010 and to US$2.0 million for the three months ended March 31, 2011. Such increase in revenues from paid applications and VIP memberships were a result of the further monetization of our platform during the period, as evidenced by the increase in our other IVAS active paying users. Our other IVAS quarterly paying users amounted to approximately 473,000 in the three months ended March 31, 2011, increased from approximately 449,000 in the three months ended March 31, 2010 and approximately 418,000 in the three months ended December 31, 2010. Revenues derived from our social commerce services increased from nil for the three months ended March 31, 2010 to US$0.9 million for the three months ended March 31, 2011. As of March 31, 2011, we had 2.8 million registered Nuomi users, including 1.3 million paying users, compared to approximately 1.6 million registered Nuomi users, including approximately 0.7 million paying users as of December 31, 2010.

Cost of revenues. Our cost of revenues for the three months ended March 31, 2011 was US$4.1 million, a 14.4% increase from US$3.6 million for the three months ended March 31, 2010 and a 3.6% decrease from US$4.2 million for the three months ended December 31, 2010. As a percentage of our total net revenues, our cost of revenues decreased from 25.4% for the three months ended March 31, 2010, to 20.2% for the three months ended December 31, 2010 and to 19.8% for the three months ended March 31, 2011.

Operating expenses. Operating expenses for the three months ended March 31, 2011 were US$21.2 million, an 88.6% increase from US$11.2 million for the three months ended March 31, 2010 and a 47.5% increase from US$14.3 million for the three months ended December 31, 2010. The increases were due to increases in our selling and marketing expenses, research and development expenses and general and administrative expenses. Selling and marketing expenses for the three months ended March 31, 2011 were US$9.8 million, compared to US$4.9 million for the three months ended March 31, 2010 and US$4.8 million for the three months ended December 31, 2010. Research and development expenses were US$8.4 million for the three months ended March 31, 2011, compared to US$4.7 million for the three months ended March 31, 2010 and US$7.1 million for the three months ended December 31, 2010. General and administrative expenses were US$3.0 million for the three months ended March 31, 2011, compared to US$1.7 million for the three months ended March 31, 2010 and US$1.7 million for the three months ended December 31, 2010. During the three months ended March 31, 2011, we substantially increased our selling and marketing expenses to carry out our brand advertisement campaign for Nuomi and expanded our research and development efforts, and as a result, our operating expenses as a percentage of our net revenues increased from 80.0% for the three months ended March 31, 2010 to 102.9% for the three months ended March 31, 2011. Our total operating expenses for the three months ended March 31, 2011 included share-based compensation expenses of US$1.3 million, compared to US$0.6 million for the three months ended March 31, 2010 and US$0.8 million for the three months ended December 31, 2010.

Loss from continuing operations. Loss from continuing operations for the three months ended March 31, 2011 was US$2.6 million, compared to US$10.7 million for the three months ended March 31, 2010 and US$34.2 million for the three months ended December 31, 2010.

Adjusted net income/loss (Non-GAAP). Our adjusted net loss for the three months ended March 31, 2011 was US$1.1 million, as compared to US$0.6 million adjusted net income for the three months ended March 31, 2010 and US$5.2 million adjusted net income for the three months ended December 31, 2010. Our US$1.1 million adjusted net loss for the three months ended March 31, 2011 reflected an aggregate amount of US$1.5 million in non-cash expenses for share-based compensation expenses and amortization of intangible assets being added back to our US$2.6 million loss from continuing operations. Our US$0.6 million adjusted net income for the three months ended March 31, 2010 reflected an aggregate amount of US$11.3 million in non-cash expenses consisting of the change in fair value of our then outstanding series D warrants, share-based compensation expenses and amortization of intangible assets being added back to our US$10.7 million loss from continuing operations. Our US$5.2 million adjusted net income for the three months ended December 31, 2010 reflected an aggregate amount of US$39.4 million in non-cash expenses consisting of the change in fair value of our then outstanding series D warrants, share-based compensation expenses, amortization of intangible assets and impairment of intangible assets being added back to our US$34.2 million loss from continuing operations. Adjusted net income (loss) is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more information.

Net loss. Net loss for the three months ended March 31, 2011 was US$2.6 million, compared to US$12.1 million for the three months ended March 31, 2010 and US$33.9 million for the three months ended December 31, 2010.

As of March 31, 2011, we had US$334.8 million in cash and cash equivalents and US$44.5 million in short-term investments. As of March 31, 2011, our total bank borrowings and outstanding debt notes were nil. Our cash and cash equivalents increased by US$198.7 million from US$136.1 million as of December 31, 2010 primarily attributable to the US$198.1 million proceeds received by us in January 2011 as a result of the exercise of 151,076,440 Tranche 4 Series D warrants by SOFTBANK CORP in December 2010.

II.	The following replaces the entire subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Fair Value of Ordinary Shares” on pages 87 to 93.

Fair Value of Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of: (i) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award; (ii) determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature; and (iii) determining the fair value of our series D warrants as of the issuance date and re-measurement dates.

The fair value of the ordinary shares, convertible instruments and options granted to our employees were estimated by us, with assistance from Marsh Financial Advisory Services Limited, or Marsh, an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in the financial statements.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2008, 2009, 2010 and 2011:

Date	Class of shares	Fair Value	Purpose of valuation	Type of valuation
January 31, 2008	Ordinary shares	US$0.15	Share option grant	Retrospective
April 5, 2008	Ordinary shares	US$0.17	Issuance of series D warrant	Retrospective
December 31, 2008	Ordinary shares	US$0.09	Re-measurement of series D warrant	Retrospective
July 2, 2009	Ordinary shares	US$0.11	Re-measurement of series D warrant	Contemporaneous
October 15, 2009	Ordinary shares	US$0.22	Share option grant	Retrospective
December 31, 2009	Ordinary shares	US$0.24	Re-measurement of series D warrant	Contemporaneous
March 10, 2010	Ordinary shares	US$0.30	Share option grant	Retrospective
March 31, 2010	Ordinary shares	US$0.30	Share option grant and re-measurement of series D warrant	Retrospective
June 1, 2010	Ordinary shares	US$0.60	Share option grant	Retrospective
June 30, 2010	Ordinary shares	US$0.60	Re-measurement of series D warrant	Retrospective
September 30, 2010	Ordinary shares	US$0.72	Re-measurement of series D warrant	Contemporaneous
October 21, 2010	Ordinary shares	US$0.72	Share option grant	Contemporaneous
December 27, 2010	Ordinary shares	US$1.12	Re-measurement of series D warrant	Contemporaneous
January 4, 2011	Ordinary shares	US$1.12	Share option grant	Contemporaneous
April 18, 2011	Ordinary shares	US$3.33	Share option grant	*

*	Fair value determined by us based on the midpoint of the estimated initial public offering price range shown on the front cover page of our preliminary prospectus dated April 18, 2011.

In determining the fair value of our ordinary shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

Marsh used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares in 2008, 2009 and 2010. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 23% as of January 31, 2008 to 17% as of December 31, 2010 was primarily due to our business growth and additional funding from series D preferred shares for accelerating development.

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet social networking and online game industries were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the internet social networking and online game industries, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services; and (ii) the guideline companies should either have their principal operations in China, as we operate in China, and/or are publicly listed companies in the United States, as we plan to become a public company in the United States.

•

Discount for lack of marketability, or DLOM: When determining the DLOM, the option-pricing method (put option) and data from Mergerstat Review were applied to quantify the DLOM where applicable. Although it is reasonable to expect that the completion of this offering will add value to our shares because we will have increased liquidity and marketability as a result of this offering, the amount of additional value can be measured with neither precision nor certainty. The DLOMs were estimated to be 20% as of each valuation date before December 31, 2009 and decreased to 10% as of December 31, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our ordinary shares from 2008 to 2010. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 23% to 17%.

We used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares decreased from US$0.15 per share as of January 31, 2008 to US$0.09 per share as of December 31, 2008 primarily due to the global financial crisis in the second half of 2008, which caused us to revise downward our projected future financial performance.

The fair value of our ordinary shares increased from US$0.09 per share as of December 31, 2008 to US$0.24 per share primarily as of December 31, 2009, primarily due to the following:

•	the negative effect of the global financial crisis on our business was much less than originally expected;

•	the overall economic growth in our principal geographic markets, which led to increased market demand for our services;

•	we experienced annual growth of 238.7% in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009;

•

as our business grew and our size increased, we were in a better position to withstand unexpected economic changes. Accordingly, the discount rate used for the valuation of our company’s shares decreased from 21% for the December 31, 2008 valuation to 19% for the December 31, 2009 valuation.

The fair value of our ordinary shares increased from US$0.24 per share as of December 31, 2009 to US$0.30 per share as of March 31, 2010, primarily due to the following reasons:

•

during the three months ended March 31, 2010, we acquired 11 new advertising clients and launched four third-party games and two internally developed games. As a result, the probability that we can achieve our financial forecast increased. Accordingly, the discount rate used in the valuation of our ordinary shares decreased from 19% for the December 31, 2009 valuation to 17.5% for the March 31, 2010 valuation; and

•

due to increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 20% for the December 31, 2009 valuation to 18% for the March 31, 2010 valuation.

The fair value of our ordinary shares increased from US$0.30 per share as of March 31, 2010 to US$0.60 per share as of June 30, 2010, primarily due to the following reasons:

•

because of the following events and factors, we revised upward our forecasted revenues for future years and we extended the end of our high-growth projection period from 2015 to 2017, before computing the terminal value of our business at a steady state:

•

we acquired 25 new advertising clients, launched six third-party games and our quarterly revenues grew 41.5% from the three months ended March 31, 2010, all of which evidenced our ability to continuously grow our business and enhanced our confidence in our long-term growth;

•

we hired our chief financial officer, a director of strategic development, a project management director of our game development department, a director of our network sales department and other senior management. These senior and experienced personnel improved (i) our operating efficiency, cost control measures and financial forecasting procedures; (ii) the visibility of our business development; and (iii) our understanding of user experience, which strengthened our ability to attract more users; and

•

we significantly increased our lead over our closest competitor as the top real name social networking internet platform in China, from 48% more monthly unique visitors than our closest competitor in March 2010 to 105% more monthly unique visitors than our closest competitor in June 2010, based on relevant data publicly issued by iResearch; and

•

due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 18% for the March 31, 2010 valuation to 15% for the June 30, 2010 valuation.

The fair value of our ordinary shares increased from US$0.60 per share as of June 30, 2010 to US$0.72 per share as of September 30, 2010, primarily due to the following reasons:

•	we acquired 18 new advertising clients and launched 11 third-party games, which evidenced our ability to continuously grow our business and meet our financial forecasts;

•

we received US$84 million from the exercise of tranche 3 series D warrants by their holder, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth;

•

due to the growth of our business, the increased viability of our business strategy and the improved results of our operations for the nine months ended September 30, 2010, we revised downward the discount rate used for the valuation of our ordinary shares from 17.5% for the June 30, 2010 valuation to 17.0% for the September 30, 2010 valuation; and

•

due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 15% for the June 30, 2010 valuation to 12% for the September 30, 2010 valuation.

We repurchased from certain non-employee shareholders around September 30, 2010:

•	47,142,860 ordinary shares at a price of $0.725 per share in August 2010; and

•	6,416,670 ordinary shares at a price of $0.725 per share in October 2010.

The fair value of our ordinary shares increased from US$0.72 per share as of September 30, 2010 to US$1.12 per share as of December 31, 2010, primarily due to the following reasons:

•	because of the following events and factors, we revised upward our forecasted growth in revenues and net income from 2010 through 2017:

•	we launched 13 third-party games, which exceeded our projections and increased our confidence in achieving faster revenue growth;

•

our social commerce business, nuomi.com, substantially outperformed our forecasts. According to E-Commerce Research Center of China, after only a few months of operation, nuomi.com was one of the top three social commerce businesses in China, with a market share of 17.3%;

•	we introduced a number of new business initiatives to accelerate the growth of our business, including chewen.com, an LBS service and Renren Music; and

•

the number of our unique mobile log-in users reached 30% of our total unique log-in users, which increased our confidence in the ability of our business to benefit from the growth of the mobile internet industry in China;

•

we expected to receive US$198 million due to the exercise of tranche 4 series D warrants by their holder near the end of December 2010, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth; and

•

we formally kicked off the initial public offering process in November 2010. Due to the resulting increased likelihood of marketability of our ordinary shares, DLOM decreased from 12% for the September 30, 2010 valuation to 10% for the December 31, 2010 valuation.

We have prepared the table below to demonstrate the estimated impact of the changes in the key assumptions and inputs on the change in fair value of our ordinary shares at each valuation date compared with the prior valuation for each valuation date since March 31, 2010. The table is based on the assumptions listed in the notes to the table because the key assumptions are naturally interrelated in the determination of fair value.

Valuation Date	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Whether financial projections were revised from last valuation	No	Yes	No	Yes
Marketability discount	18%	15%	12%	10%
Discount rate (WACC)	17.5%	17.5%	17.0%	17.0%
Fair value per share in prior valuation date	$0.24	$0.30	$0.60	$0.72
(a) Increase in fair value due to time difference and / or revised financial projections(1)	$0.02	$0.27	$0.00	$0.23
(b) Increase in fair value due to a decrease in Marketability Discount (DLOM)(2)	$0.01	$0.02	$0.02	$0.02
(c) Increase in fair value due to a decrease of WACC(3)	$0.03	$0.00	$0.03	$0.00
(d) Change in fair value due to other factors such as exchange rate(4)	$0.00	$0.01	$0.07 (5)	$0.15 (5)
Total increase in fair value (= a + b + c + d)	$0.06	$0.30	$0.12	$0.40

Fair value per share	$0.30	$0.60	$0.72	$1.12

(1)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from those used in the prior valuation.
(2)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection factors, which we assume were changed to the amount used in the current valuation.
(3)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection and the DLOM factors, which we assume were changed to the amount used in the current valuation.
(4)	To quantify the effect of this factor used in the fair value determination model, we assume all other factors, i.e. the time difference and/or the financial projections, the DLOM and the WACC, were changed to the amount used in the current valuation.
(5)	In the third and fourth quarters of 2010, there were cash injections from investors exercising warrants, which increased our fair value as a non-operating asset applied in the valuation model.

As noted above, these valuations were performed using the income approach but we also used a market approach to assess the reasonableness of the valuations which confirmed each of the above valuations as being reasonable.

In determining the WACC at the above dates, we used a company-specific risk premium (“CSR premium”) of 5%, which is relatively higher than the CSR premium for companies with stable business and low financial risk, to reflect the fact that we are fast growing and are expanding rapidly. We have also included in our forecasted future revenue the contribution of some new business. Furthermore, the expansion of our social commerce business is still unproven and the online games industry may not grow at the same rate as in the past Additionally, as of December 31, 2010, we were uncertain about our ability to achieve an initial public offering and receive the additional funding. Moreover, our ability to achieve the financial projections could have been adversely affected if we were not able to manage the expansion effectively. These risks led us to believe, with the assistance of Marsh, that a 5% company-specific risk was appropriate.

In determining the fair value of our ordinary shares as of various dates before this offering, we have considered the guidance prescribed by the Practice Aid. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through December 31, 2010 is set out above.

We did not undertake a valuation of the fair value of our ordinary shares subsequent to December 31, 2010 using the DCF method of the income approach, which was the methodology used in the December 31, 2010 and prior valuations.

Nevertheless, we have prepared the table below to demonstrate, assuming a valuation using the income approach was done on April 18, 2011, the estimated impact of the changes in the key assumptions, which would have contributed to the implied increase in fair value of our ordinary shares from US$1.12 per ordinary share as of December 31, 2010 to US$3.33 per ordinary share, the midpoint of the estimated offering price range shown on the cover page of our preliminary prospectus dated April 18, 2011. The table is for illustration purposes only and is based on the assumptions listed in the notes to the table. These key assumptions are naturally interrelated in the determination of the fair value of our ordinary shares.

Valuation Date	April 18, 2011
Revised up financial projections	Yes
Discount rate (WACC)(1)	11.5%
Marketability discount(2)	0%
Fair value of the ordinary share as of December 31, 2010	$1.12
(a) Increase in fair value due to time difference and revised financial projections(3)	$0.18
(b) Increase in fair value due to a decrease in Marketability Discount (DLOM)(4)	$0.12
(c ) Increase in fair value due to a decrease of WACC(5)	$1.73
(d) Change in fair value due to other factors, such as exchange rate(6)	$0.17
Total increase in fair value (= a + b + c + d)	$2.21
The midpoint of the estimated price range	$3.33

(1)	Had we performed a valuation of our ordinary shares now using the same methodology as in the December 31, 2010 valuation, the discount rate would have decreased from 17% as of December 31, 2010 to approximately 12% because of the following factors:
•	the successful expansion and growth in size of our business, and specifically, in deriving the WACC, the size premium of 1.85% for a low-cap company would be reduced to 1.08% for a mid-cap company;
•

the increased financial resources available to us as a consequence of the imminent initial public offering would reduce the risk of our failure to achieve our forecasts for rapid expansion, and accordingly the company-specific risk premium of 5% that was considered in deriving WACC as at December 31, 2010 would be reduced to approximately 1%; and

•

recent market transactions demonstrate that the market is favorable towards internet companies with businesses or attributes similar to ours, and the WACC implied in such transactions is lower than the 17% we used as of December 31, 2010.

(2)	Another reason for the implied increase in the fair value of our ordinary shares is that the estimated price for this offering includes no discount for lack of marketability, as compared to the 10% discount for lack of marketability used in the December 31, 2010 valuation.
(3)	To quantify the effect of this factor, we assume all other factors were kept unchanged from those used in the December 31, 2010 valuation.
(4)	To quantify the effect of this factor, we assume all other factors were kept unchanged from the amounts used in the December 31, 2010 valuation, except the factor of the time difference and/or the financial projections, which we assume was changed to the amount used on April 18, 2011.
(5)	To quantify the effect of this factor, we assume all other factors were kept unchanged from the amounts used in the December 31, 2010 valuation, except the factors of the time difference and/or the financial projections and the DLOM, which we assume were changed to the amount used on April 18, 2011.
(6)	To quantify the effect of this factor, we assume all other factors, i.e. the time difference and/or the financial projections, the DLOM and the WACC were changed to the amount used on April 18, 2011.

The successful further expansion of our business in 2011 is illustrated by the following factors:

•	the number of monthly unique log-in users on our platform increased by 20.7% from December 2010 to March 2011;

•	we acquired 27 new advertisers and launched eight new third-party games since the beginning of 2011;

•	we accelerated the development of our self-service advertising business for small and medium-sized enterprises in China; and

•

as of April 14, 2011, we had expanded our social commerce business to 32 cities in China, as compared to 11 cities as of December 31, 2010. We believe this significant expansion demonstrates our ability to execute our social commerce services business plans.

Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself ... is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise during the period culminating in its successful IPO may increase significantly. [I]ncreases in enterprise value ... may be attributed partly to (a) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (b) a reduction in the risk associated with achieving projected results (or, from another perspective, narrowing the range of possible future results and increasing the likelihood of achieving desired results). In addition ... the marketability provided by the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets. Moreover, macroeconomic factors ... also may affect the extent to which an enterprise’s value changes during the period culminating in its successful IPO.” In accordance with paragraph 113 of the Practice Aid, we believe the ultimate initial public offering price itself is not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

Indeed, we raised our estimated offering price range from $9.00 per ADS to $11.00 per ADS (each ADS represents three of our ordinary shares) as shown on the cover page of our preliminary prospectus dated April 18, 2011 to $12.00 per ADS to $14.00 per ADS as shown on the cover page of our preliminary prospectus dated April 29, 2011. Such increase was a result of a stronger market demand for our ADSs than what we expected on April 18, 2011. Our public offering book-building process from April 18 to April 29, 2011 discovered a solid demand for our ADSs from institutional investors around the world, including in the U.S., Europe and Asia.

III.	The following replaces the entire subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation” on pages 93 and 94.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The following table sets forth certain information regarding the share options granted to our employees and advisors at different dates in 2008, 2009, 2010 and 2011:

Grant Date/ Modification Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price Per Share	Fair Value per Share at the Grant Date	Intrinsic Value per Option at the Grant Date	Type of Valuation
		(US$)	(US$)	(US$)
January 31, 2008	60,312,000	0.18	0.15	—	Retrospective
October 15, 2009	39,064,000	0.18	0.22	0.04	Retrospective
March 10, 2010	300,000	0.18	0.30	0.12	Retrospective
March 31, 2010	3,000,000	0.18	0.30	0.12	Retrospective
June 1, 2010	490,000	0.18	0.60	0.42	Retrospective
October 21, 2010	179,450	0.10	0.72	0.62	Contemporaneous
October 21, 2010	11,180	0.18	0.72	0.54	Contemporaneous
January 4, 2011	12,608,500	1.20	1.12	—	Contemporaneous
April 18, 2011	3,346,500	3.33	3.33	—	Contemporaneous

In determining the value of share options, we have used the Black-Scholes option pricing model, with assistance from Marsh. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The key assumptions used in valuation of the options are summarized in the following table:

	Grants on January 31, 2008		Grants on October 15, 2009	Grants on March 10, 2010	Grants on March 31, 2010	Grants on June 1, 2010		Grants on October 21, 2010		Grants on January 4, 2011		Grants on April 18, 2011
	Batch I	Batch II				Batch I	Batch II	Batch I	Batch II	Batch I	Batch II	Batch I	Batch II
Risk-fee rate of return(1)	4.16%	4.07%	3.16%	2.47%	3.49%	2.53%	1.46%	0.96%	0.96%	3.22%	2.55%	4.14%	3.25%
Expected remaining contractual life(2)	6.08	5.79	6.08	3.93	7.27	3.52	0.75	0.36	0.36	8.55	6.01	8.15	5.92
Volatility(3)	60.1%	59.6%	63.6%	58.1%	61.0%	59.0%	42.0%	42.0%	42.0%	61%	54.5%	57.6%	54.5%
Expected dividend yield(4)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

In undertaking the retrospective valuations, we only used information that would have been available to us as of the valuation date. For example, in determining the expected remaining contractual life for the grants on June 1 and October 21, 2010 of the Batch II awards, we used information regarding its initial public offering plans and target timelines only as of those dates.

(1)	The risk-free rate of return is based on the yield curve of U.S. dollar China Sovereign Bonds as of the valuation dates extracted from Bloomberg.
(2)	For the options granted to employees, as we did not have sufficient historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. For the options granted to non-employees, we estimated the expected term as the original contractual term. For the options granted to employees in March 2010 and Batch I of June 2010, we estimated the expected term based on Binomial Option Pricing Model. For the options granted to employees in Batch II of June 2010 and October 2010, the options are deep in-the-money and immediately vested as of the grant date. Therefore, we expected that the option holders will exercise the options when our company becomes public and the expected term of the options used in our valuation is the period between the grant date and the expected IPO date.
(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.
(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.